SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

    United American Healthcare Corporation

(Name of Issuer)

    Common Stock, Par Value $0.001

(Title of Class of Securities)

    90934C105

(CUSIP Number)

    Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    January 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 964,517
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER 964,517
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,564
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER 835,564
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / FIFE TRADING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS / ROBERT SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS / SCOTT LEECE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS / MATTHEW TOLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,800,081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,800,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 24, 2009, (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein, and hereby amends Amendment No. 3 to 13D filed on or around January 22, 2010, and Amendment No. 2 to 13D filed on or around January 11, 2010, and Amendment No. 1 to 13D filed on or around December 15, 2009. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 1,800,081 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons was $1,788,502.09 (including commissions). The source of funding for the purchase of these Shares was the personal funds of Mr. Fife.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended to restate the first two paragraphs in their entirety and amend Item 5(c) to add additional purchases of Shares as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,800,081 Shares, representing approximately 22.12% of the Issuer’s outstanding Shares (based upon the 8,137,903 Shares stated to be outstanding as of November 10, 2009, by the Issuer in Issuer’s Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009).

(b) Mr. Fife has sole voting power and sole dispositive power with regard to 964,517 Shares. Iliad has sole voting and sole dispositive power with regard to 835,564 Shares. All Reporting Persons have shared voting power and shared dispositive power with regard to 1,800,081 Shares.

(c) The following table sets forth all transactions with respect to Shares by any of the Reporting Persons since the filing of the Initial 13D. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price per Share (U.S.$)

FIFE	1/20/2010	20304	1.0407
	1/22/2010	16601	1.0417
	1/25/2010	30941	1.0738
	1/26/2010	1500	1.0607
	1/27/2010	44100	1.0853
	1/28/2010	57600	1.0986
	2/1/2010	2200	1.0673
	2/2/2010	119196	1.1417
	2/4/2010	8500	1.1894
TOTAL		300942

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2010

/S/ JOHN M. FIFE
Name:	John M. Fife

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

/S/ Robert Sullivan
Name:	Robert Sullivan

/S/ Scott Leece
Name:	Scott Leece

/S/ Matthew Tolman
Name:	Matthew Tolman

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 8th day of February, 2010.

/s/ John M. Fife
Name:	John M. Fife

Iliad Research and Trading, L.P.
By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/S/ Robert Sullivan
Name:	Robert Sullivan

/S/ Scott Leece
Name:	Scott Leece

/S/ Matthew Tolman
Name:	Matthew Tolman